Exhibit 99.71

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Sandspring Resources Ltd.

We consent to the inclusion in this registration statement on Form 40-F of:
  our audit report dated April 25, 2011, on the consolidated financial statements of Sandspring Resources Ltd. (the “Company"), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations and deficit, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information; and
  our audit report dated September 16, 2011 on the Company’s Schedule of Reconciliation between Canadian and United States Generally Accepted Accounting Principles,
each of which are incorporated by reference in this registration statement on Form 40-F of the Company.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

September 16, 2011

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.